November 27, 2013

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	City National Rochdale Funds (Formerly CNI Charter Funds) (the “Trust” or “Registrant”) File No. 333-191583

Ladies and Gentlemen:

We act as “independent legal counsel” within the meaning of Rule 0-1(a)(6)(i) under the Investment Company Act of 1940 to the trustees of the Trust who are not interested persons of the Trust (the “Independent Trustees”).  We understand that during a telephone conversation with representatives of Bingham McCutchen LLP, which serves as counsel to the Trust, Christian Sandoe and Cindy Rose of the SEC staff (the “Staff”) provided comments regarding Pre-Effective Amendment No. 2 to the Registrant’s Form N-14 registration statement (the “N-14”), as filed on November 12, 2013.  The N-14 concerns the proposed reorganization of the City National Rochdale Alternative Total Return Fund LLC (the “Target Fund”) into the City National Rochdale Fixed Income Opportunities Fund, a series of the Registrant (the “Acquiring Fund”).

We understand that the Staff requested that we, in our role as independent legal counsel to the Independent Trustees, confirm that the Independent Trustees determined that the reorganization is in the best interest of the Acquiring Fund’s shareholders and describe the factors considered by the Independent Trustees of the Acquiring Fund in making this determination.  This letter summarizes our response to the Staff’s request.

Presentations to the Board Regarding the Reorganization:  The Board, including the Independent Trustees, considered the proposed reorganization over the course of several Board and Board committee meetings.  City National Rochdale LLC, the investment adviser to the Target Fund and Acquiring Fund (the “Adviser”), had an introductory discussion of the proposed reorganization with the Board at an in-person meeting on August 15, 2013.  The proposed reorganization was discussed in greater detail at an in-person meeting of the Board’s Investment Committee on August 28th, and during special telephonic meetings of the Board on September 17th and November 11th.1  The materials provided to the Board for the special telephonic meeting on September 17th included, among other things: (i) a memorandum from Dechert LLP which described the relevant legal standards for the Board’s consideration of the proposed reorganization; (ii) a memorandum from the Adviser that provided an overview of the Target Fund and the Acquiring Fund, discussed the reasons for the proposed reorganization, summarized management’s view as to why the reorganization was in the best interests of both the Target Fund and the Acquiring Fund and described the anticipated tax impact of the reorganization on Target Fund shareholders; and (iii) a memorandum and presentation from the Adviser regarding the valuation of life settlement contracts and a description of the enhancements that would be made to the Acquiring Fund’s valuation procedures regarding life settlement contracts.

1	All Independent Trustees were in attendance at each of these meetings. One Independent Trustee participated in the August 28th meeting of the Investment Committee by teleconference.

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The memorandum from the Adviser indicated that the Adviser recommended the reorganization for the following reasons, among others:

•
The reorganization would provide an economical way for the Acquiring Fund to gain exposure to a new asset class which provides attractive returns and offers low volatility and low correlation with the U.S. equity markets.  The materials provided to the Board indicated that through May 31, 2013, the Target Fund had year-to-date performance of 3.70%, one-year performance of 7.25% and since-inception performance of 16.61%.

•	The life settlement contracts that would be held following the reorganization would further diversify the Acquiring Fund’s holdings.

•
The life settlement contracts would be acquired by the Acquiring Fund without incurring the transaction costs associated with purchasing them on the open market (such transaction costs were estimated at $1.6 million).

•	None of the costs of the reorganization would be borne by the Acquiring Fund.

•	Garrett D’Alessandro, a portfolio manager of the Target Fund and the Acquiring Fund, has extensive experience with investments in life settlement contracts.

•	The reorganization would add scale to the Acquiring Fund and may provide greater potential opportunities for economies of scale.

The memorandum from the Adviser also noted that the Target Fund’s shareholders include the Rochdale Alternative Total Return Offshore Fund, LP (the “Offshore Fund”), a British Virgin Islands limited partnership for which the Adviser serves as investment manager; that the Offshore Fund currently invests all or substantially all of its assets in the Target Fund and holds approximately 30% of the Target Fund as of July 31, 2013; and that if the proposed reorganization is approved by the Board, it is expected that the Offshore Fund will redeem the Acquiring Fund shares it receives in the reorganization and liquidate soon thereafter.

We note that at the Board’s Investment Committee meeting on August 28th, the Adviser discussed with the Board the merits of investment in life settlement contracts generally, and explained that the Adviser was seeking to invest the Acquiring Fund in such instruments irrespective of whether the reorganization was approved.   At the meeting of the Board the following day, the Board unanimously approved a change to the Acquiring Fund’s investment strategies to permit it to invest up to 15% of its net assets in life settlement contracts and interests related thereto, either directly or through a wholly-owned subsidiary of the Acquiring Fund organized under the laws of Ireland.  Accordingly, the Board approved the Acquiring Fund’s investment in life settlement contracts prior to the Board’s approval of the reorganization at its September 17th meeting.

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Board Discussions Regarding Valuation.  We discussed with the Board the importance of the Target Fund’s and Acquiring Fund’s fair valuation procedures regarding life settlement contracts, and that the Board should consider such valuation procedures in connection with their consideration of the proposed reorganization. At their meetings on August 28th and September 17th, the Board engaged in extended discussions with the Adviser and KPMG LLP (“KPMG”), the Acquiring Fund’s auditor, regarding fair valuation of life settlement contracts.  The September 17th Board meeting included a presentation from the Adviser regarding the fair valuation methodology that has been used to value life settlement contracts held by the Target Fund since the Target Fund’s inception.  The Board materials for that meeting also included a memorandum from the Adviser that summarized proposed enhancements to the Acquiring Fund’s fair valuation procedures for life settlement contracts.  In addition, at the August 29th meeting of the Audit Committee of the Board, at which all Independent Trustees were present, 2 Ms. JoAnne Gratiot of KPMG discussed with the Trustees KPMG’s review of the proposed edits to the Acquiring Fund’s fair valuation procedures regarding life settlement contracts.  The minutes of this meeting state that Ms. Gratiot, who is the Trust’s lead engagement partner, indicated that she had discussed the proposed amendments to the Acquiring Fund’s fair valuation procedures with KPMG colleagues who have insurance expertise.  The minutes to this meeting also state that Ms. Gratiot indicated that the amendments to the Acquiring Fund’s fair value procedures regarding life settlement contracts were in line with KPMG’s expectations and that she was comfortable with the amendments.  The Board approved the revised fair valuation procedures regarding the valuation of life settlement contracts at its September 17th meeting.

The Board also held discussions with KPMG and the Adviser regarding the retention of a valuation expert in connection with the reorganization.  The minutes of the August 28th Investment Committee meeting indicate that after discussion of valuation issues with the Board, the Adviser agreed to consider engaging KPMG or another third party to consult on the valuation of the Target Fund’s assets in connection with the proposed reorganization.  The retention of such an expert was discussed in greater detail at the September 17th meeting.  The minutes of that meeting indicate that at the request of the Board, the Adviser agreed to obtain pricing information for a third party independent expert to review the reasonableness of the assumptions that would be used as part of the fair valuation procedures for life settlement contracts.  The minutes also indicate that the Adviser would bear the cost of any additional third party procedures requested by the Board.  The Board held an additional telephonic meeting on November 11th regarding the retention of a third party valuation expert and received a presentation from a specialist with expertise in the valuation of life insurance based investments.  The Board is currently in discussions regarding the possible engagement of this third party valuation specialist.

We also note that prior to the September 17th and November 11th meetings, we met with the Board in executive session to discuss valuation matters and matters related to the proposed reorganization.

Board Findings Regarding the Reorganization.  The resolutions of the Board reflected in the minutes of the September 17th meeting indicate that in connection with their consideration of the Acquiring Fund’s participation in the proposed reorganization, the Board, among other things: (i) reviewed the terms of the proposed reorganization as set forth in the proposed Agreement and Plan of Reorganization and N-14; (ii) considered the expense ratios and the fees and expenses of the Acquiring Fund; (iii) considered various factors, including (a) the potential benefits of the reorganization to shareholders of the Acquiring Fund, (b) the investment objective of the Acquiring Fund, (c) the terms and conditions of the reorganization, and (d) any direct or indirect costs to be incurred by the Acquiring Fund and its shareholders; and (iv) determined on the basis of the information presented that the reorganization would be in the best interests of the Acquiring Fund and its shareholders and that the consummation of the proposed reorganization would not result in the dilution of the current interests of the Acquiring Fund’s shareholders.  We note that the Board made a similar set of findings with respect to the Target Fund’s participation in the proposed reorganization.

2	One Independent Trustee attended the meeting by teleconference.

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We believe that the foregoing has been responsive to the Staff’s request.  We note that the provision of information responsive to the Staff’s request is not to be construed in any manner as a waiver of any privilege or right that otherwise would be available to the Independent Trustees.  Please call the undersigned at (949) 442-6051 or Robert A. Robertson at (949) 442-6037 if you wish to discuss this correspondence further.

Sincerely,

/s/ Kevin F. Cahill

Kevin F. Cahill

cc:	Robert A. Robertson
Dechert LLP